As filed with the Securities and Exchange Commission on May 23, 2007

Registration No. 333-142176

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 1

To

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	4215	87-0355929
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(203) 349-4160

(Address, including zip code, and telephone number including area code, of registrant’s principal executive offices)

Edward W. Stone, Chief Financial Officer

Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary

Velocity Express Corporation

One Morningside Drive North,

Bldg. B, Suite 300

Westport, Connecticut 06880

(203) 349-4199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Alexander A. Gendzier, Esq.

Jones Day

222 E. 41st St.

New York, New York 10017

(212) 326-3939

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $0.004 par value per share	4,563,171	$0.68	$3,102,956	(2)	$95

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”) this Registration Statement also covers an indeterminate number of additional shares of common stock that may be issued from time to time to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act on the basis of the average of the high and low sale prices of the Registrant’s common stock on May 22, 2007 as reported on The Nasdaq Capital Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 23, 2007

4,563,171 Shares

Common Stock

The stockholders of Velocity Express Corporation identified under the caption “Selling Stockholders” are offering and selling up to 4,563,171 shares of common stock under this prospectus, including up to: (i) 2,356,190 outstanding shares of common stock; and (ii) 160,473 shares of common stock that are reserved for issuance upon the conversion of our outstanding Series M Convertible Preferred Stock, Series N Convertible Preferred Stock, Series O Convertible Preferred Stock and Series P Convertible Preferred Stock; and (iii) 2,046,508 shares of common stock that are reserved for issuance upon the exercise of warrants. The selling stockholders acquired the shares offered by this prospectus in private placements of our securities. We are registering the offer and sale of the shares to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We will receive proceeds from any cash exercise of warrants by the selling stockholders.

The selling stockholders may dispose of their shares of common stock or interests therein in a number of different ways and at varying prices. Please see “Plan of Distribution.”

Our shares of common stock are listed on The NASDAQ Stock Market, Inc’s Capital Market and trade under the ticker symbol “VEXP.” On May 22, 2007, the closing price of a share of our common stock was $0.64.

Investing in our common stock involves a number of risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Velocity Express Corporation

This prospectus is dated                      , 2007

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

The distribution of this prospectus and the offering of the shares in certain jurisdictions may be restricted by law. Accordingly, the shares offered by this prospectus may not be sold or offered for sale in such jurisdictions, and this prospectus may not be used in, and does not constitute an offer by, or an invitation by or on behalf of, Velocity Express Corporation, the selling stockholders or any of their respective directors, officers, stockholders or affiliates, to purchase shares in any such jurisdiction where it is unlawful to make such an offer. Persons into whose possession this prospectus comes are required by Velocity Express Corporation, the selling stockholders and their respective directors, officers, stockholders and affiliates to inform themselves about and to observe any such restrictions. Neither Velocity Express Corporation, the selling stockholders, nor any of their respective directors, officers, stockholders or affiliates has any responsibility therefor.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference into this prospectus.

Velocity Express Corporation

Velocity Express Corporation and its subsidiaries, which we refer to as the Company, Velocity or we (unless we state or it is otherwise implied), are engaged in the business of providing time definite ground package delivery services. Throughout this prospectus, we refer to these services as time definite logistics services. We operate primarily in the United States with limited operations in Canada. We currently operate in a single-business segment.

We have one of the largest nationwide networks of time definite logistics solutions in the United States and are a leading provider of scheduled, distribution and expedited logistics services. Our customers are comprised of multi-location, blue chip customers with operations in the commercial & office products, financial, healthcare, transportation & logistics, technology and energy sectors.

Our service offerings are divided into the following categories:

•	scheduled logistics, consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer;

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distribution logistics, consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations for delivery to multiple locations and more broadly defined time schedules; and

•	expedited logistics, consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements.

The largest customer base for scheduled logistics consists of financial institutions that need a wide variety of services, including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies and the transfer of inter-office mail and correspondence. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region. Most of our expedited logistics services occur within a major metropolitan area or radius of 40 miles, and we usually offer one-hour, two- to four-hour and over four-hour delivery services depending on the customer’s time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies. Expedited logistics services customers include suppliers of critical repair and maintenance parts and professional service firms.

Information about Us

Our business began as United Shipping & Technology, Inc., a Utah corporation. On August 28, 1999, United Shipping & Technology Inc. acquired from CEX Holdings, Inc. all of the outstanding shares of common stock of Corporate Express Delivery Systems, Inc., or CEDS, a provider of same-day delivery solutions. Subsequently, CEDS changed its name to UST Delivery Systems, Inc. and then to Velocity Express, Inc. The results of Velocity Express, Inc.’s operations have been included in our consolidated financial statements since August 28, 1999. On January 4, 2002, United Shipping & Technology, Inc. reincorporated in Delaware through a merger with and into its wholly owned Delaware subsidiary Velocity Express Corporation. Since that time, we have operated as Velocity Express Corporation.

The address of our principal executive office is located at One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, and our telephone number at that address is (203) 349-4160.

RISK FACTORS

The following are certain risk factors that could affect our business, financial condition, operating results and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in, or incorporated by reference into, this prospectus because these risk factors could cause our actual results to differ materially from those expressed in any forward-looking statement. The risks we have highlighted below are not the only ones we face. If any of these events actually occur, our business, financial condition, results of operations or cash flows could be negatively affected and the market price of our common stock could decline. We caution you to keep in mind these risk factors and to refrain from attributing undue certainty to any forward-looking statements, which speak only as of the date of this prospectus.

RISKS RELATED TO OUR BUSINESS

Given our history of losses and our recent acquisition of CD&L, we cannot predict whether we will be able to achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

Our net losses applicable to common stockholders for the nine-month periods ended March 31, 2007 and April 1, 2006, were $59.8 million and $16.1 million, respectively. The respective periods’ net losses were $35.2 million and $10.2 million. The increased amount of net losses applicable to common stockholders for such periods was caused by beneficial conversion charges of $20.5 million and $4.6 million, and preferred stock dividends paid-in-kind of $4.1 million and $1.3 million for the respective periods. To achieve profitability, we expect we will be required to successfully integrate CD&L and pursue new revenue opportunities, effectively limit the impact of competitive pressures on pricing and freight volumes, and fully implement our technology initiatives and other cost-saving measures. Although the integration process is proceeding successfully, it has been more expensive and taken longer to accomplish than originally expected. We cannot assure you that we will ever achieve or sustain profitability or positive cash flow. If we cannot achieve or sustain profitability or positive cash flow, the market price of our common stock could decline significantly.

If we are not successful in achieving the established CD&L integration plan, we will likely have higher costs and fail to achieve expected cost savings, which could have a material adverse effect on our results of operations.

The success of the CD&L acquisition will depend, in part, upon our ability to realize the anticipated cost savings, synergies and growth opportunities from combining our business with that of CD&L. To realize the anticipated benefits of the acquisition, members of the management team must develop strategies and implement a business plan that will:

•	effectively combine operations, management, independent contractors, technologies and infrastructure;

•	effectively and efficiently integrate policies, procedures and operations;

•	successfully achieve savings through reductions in occupancy and staffing costs, corporate and public company expenses, insurance costs and management of drivers and increased customer density;

•	successfully retain and attract employees, including operating personnel, as well as continuing to retain and attract independent drivers for delivery operations; and

•	while integrating operations, maintain focus on the core business to take advantage of competitive opportunities and to respond to competitive challenges.

Problems or delays in integrating CD&L may result in substantial unanticipated costs and the diversion of management’s attention from our existing operations. In addition, integration delays could cause us to lose key employees and customers of CD&L, thereby diluting the value of the CD&L acquisition. Although the integration process is proceeding successfully, it has been more expensive and taken longer to accomplish than originally expected.

To the extent we pursue other acquisitions in the future, the integration risks summarized above could increase. In addition, if we pursue other acquisitions in the future, we would face additional risks, including the following:

•	diversion of management’s time away from managing our business and integrating CD&L, whether or not such pursuits are successful;

•	the possible need to finance such acquisitions with debt or equity, if available to us; and

•	increased legal risks, for example, regarding inherited employee benefit plans and inadequate reserves.

Many of these risks are beyond our ability to control. If any of these risks were to materialize, it could have a material adverse effect on our results of operations.

We may be unable to fund our future capital needs, and we may need additional funds sooner than anticipated.

We have depended, and if we are unable to execute against our business plans, are likely to continue to depend, on our ability to obtain additional financing to fund our future liquidity and capital needs. We may not be able to continue to obtain additional capital when needed, and additional capital may not be available on satisfactory terms. Achieving our financial goals involves maximizing the effectiveness of the variable cost model, the implementation of customer-driven technology solutions, continued leverage of the consolidated back office selling, general and administrative platform and effectively and efficiently integrating CD&L. To date, we have primarily relied upon debt and equity investments to fund these activities. We may be required to engage in additional financing activities to raise capital required for our operations. If we issue additional equity securities or convertible debt to raise capital, the issuance may be dilutive to the holders of our common stock. In addition, any additional issuance may require us to grant rights or preferences that adversely affect our business, including financial or operating covenants.

Early termination or non-renewal of contracts could negatively affect our operating results.

Our contracts with our commercial customers typically have a term of one to three years, but are often terminable earlier at will upon 30 or 60 days’ notice. We often have significant start-up costs when we begin servicing a new customer in a new location. Termination or non-renewal of these contracts, including contracts originally entered into by CD&L, could have a material adverse effect on our business, financial condition, operating results and cash flows.

We are highly dependent upon sales to a few customers. The loss of any of these customers, or any material reduction in the amount of our services they purchase, could materially and adversely affect our business, financial condition, results of operations and cash flows.

For the three and nine-month periods ended March 31, 2007, we had one customer that accounted for approximately 14.2% and 12.2% of our revenue, respectively, and our top ten customers in aggregate account for approximately 52% and 46%, respectively, of our revenue. The loss of the one large customer or some of the top ten customers or a material reduction in their purchases of our services could materially and adversely affect our business, financial condition, results of operations and cash flows. In the second fiscal quarter of 2007, the Company lost two customers, a major office supply customer and a significant bank customer, which negatively affected the results of operations for the current year quarter and nine-month period.

The industry in which we operate is highly competitive, and competitive pressures from existing and new companies could materially and adversely affect our business, financial condition, results of operations and cash flows.

We face intense competition, particularly for basic delivery services. The industry is characterized by high fragmentation, low barriers to entry, competition based on price and competition to retain qualified drivers, among other things. Nationally, we compete with other large companies having same-day transportation operations in multiple markets, many of which have substantial resources and experience in the same-day transportation business. Price competition could erode our margins and prevent us from increasing our prices to our customers commensurate with cost increases. We cannot assure you that we will be able to effectively compete with existing or future competitors.

As a time definite logistics company, our ability to service our clients effectively often depends upon factors beyond our control.

Our revenues and earnings are especially sensitive to events beyond our control that can affect our industry, including:

•	extreme weather conditions;

•	economic factors affecting our significant customers;

•	mergers and consolidations of existing customers;

•	ability to purchase insurance coverage at reasonable prices;

•	U.S. business activity; and

•	the levels of unemployment.

If we lose any of our executive officers, or are unable to recruit, motivate and retain qualified personnel, our ability to manage our business could be materially and adversely affected.

Our success depends on the skills, experience and performance of certain key members of our management. The loss of the services of any of these key employees could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our future success and plans for growth also depend on our ability to attract and retain skilled personnel in all areas of our business. There is strong competition for skilled management personnel in the time definite logistics businesses and many of our competitors have greater resources than we have to hire qualified personnel. Accordingly, if we are not successful in attracting or retaining qualified personnel in the future, our ability to manage our business could be materially and adversely affected.

Because we are exposed to litigation stemming from the accidents or other activities of our drivers and messengers, if we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We utilize the services of approximately 6,100 drivers and messengers. From time to time, these persons are involved in accidents or other activities that may give rise to liability claims against us. We cannot assure you that claims against us will not exceed the applicable amount of our liability insurance coverage, that our insurer will be solvent at the time of settlement of an insured claim, that the liability insurance coverage held by our independent contractors will be sufficient or that we will be able to obtain insurance at acceptable levels and costs in the future. If we were to experience a material increase in the frequency or severity of accidents, liability claims, workers’ compensation claims, unfavorable resolutions of claims or insurance costs, our business, financial condition, results of operations and cash flows could be materially adversely affected.

If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees.

Substantially all of our drivers are independent contractors and not our employees. From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. We do not pay or withhold federal or state employment taxes with respect to drivers who are independent contractors. Although we believe that the independent contractors we utilize are not employees under existing interpretations of federal and state laws, we cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers’ compensation, will not change. If the IRS or any state were to successfully assert that our independent contractors are in fact our employees, we would be required to pay withholding taxes and extend employee benefits to these persons, and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, we could be required to increase their compensation. Any of the foregoing possibilities could increase our operating costs and have a material adverse effect on our business, financial condition, operating results and cash flows.

If we are unable to recruit, motivate and retain qualified delivery personnel, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We depend upon our ability to attract and retain, as employees or through independent contractor or other arrangements, qualified delivery personnel who possess the skills and experience necessary to meet the needs of our operations. We compete in markets in which unemployment is generally relatively low and the competition for independent contractors and other employees is intense. In addition, the independent contractors we utilize are responsible for all vehicle expense including maintenance, insurance, fuel and all other operating costs. We make every reasonable effort to include fuel cost adjustments in customer billings that are paid to independent contractors to offset the impact of fuel price increases. However, if future fuel cost adjustments are insufficient to offset independent contractors’ costs, we may be unable to attract a sufficient number of independent contractors.

We must continually evaluate and upgrade our pool of available independent contractors to keep pace with demands for delivery services. We cannot assure you that qualified delivery personnel will continue to be available in sufficient numbers and on terms acceptable to us. The inability to attract and retain qualified delivery personnel, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Although certain aspects of the transportation industry have been significantly deregulated, our delivery operations are still subject to various federal, state and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of our authority to conduct certain of our operations.

Our reputation will be harmed, and we could lose customers, if the information and telecommunication technologies on which we rely fail to adequately perform.

Our business depends upon a number of different information and telecommunication technologies as well as our ability to develop and implement new technologies enabling us to manage and process a high volume of transactions accurately and timely. Any impairment of our ability to process transactions in this way could result in the loss of customers and negatively affect our reputation. In addition, if new information and telecommunication technologies develop, we may need to invest in them to remain competitive, which could reduce our profitability and cash flow.

If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

The value of our goodwill and other intangible assets is significant relative to our total assets and stockholders equity. We review goodwill and other intangible assets for impairment on at least an annual basis.

Changes in business conditions or interest rates could materially impact our estimates of future operations and result in an impairment. As such, we cannot assure you that there will not be a material impairment of our goodwill and other intangible assets. If our goodwill or other intangible assets were to become impaired, our results of operations could be materially and adversely affected.

We face trademark infringement and related risks.

There can be no assurance that any of our trademarks and service marks, collectively, the “marks”, if registered, will afford us protection against competitors with similar marks that may have a use date prior to that of our marks. In addition, no assurance can be given that others will not infringe upon our marks, or that our marks will not infringe upon marks and proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any mark claimed by us, and if instituted, that such challenges will not be successful.

We may face higher litigation and settlement costs than anticipated.

We have made estimates of our exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, our liability for claims may increase or decrease depending upon the ultimate development of those claims. In estimating our exposure to claims, we are relying upon our assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify us for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to our business, plaintiffs may bring claims against us that may include undetermined amounts of punitive damages. Such punitive damages are not normally covered by insurance.

RISKS RELATED TO OUR CAPITAL STRUCTURE

We have a substantial amount of debt outstanding and may incur additional indebtedness in the future that could negatively affect our ability to achieve or sustain profitability and compete successfully in our markets.

We have a significant amount of debt outstanding. For the quarter ended March 31, 2007, we had $78.2 million in aggregate principal amount of debt outstanding, $5.4 million of revolving credit borrowings and $58.6 million of stockholders equity. The degree to which we are leveraged could have important consequences for you, including:

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requiring us to dedicate a substantial portion of our cash flow from operations to make interest payments on our debt, which we currently expect to be approximately $4.7 million in fiscal year 2007 and approximately $9.4 million for each year thereafter, thereby reducing funds available for operations, future business opportunities and other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	making it more difficult for us to satisfy our debt and other obligations;

•	limiting our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

In addition, we may incur additional indebtedness in the future, subject to certain restrictions, exceptions and financial tests set forth in the indenture governing our Senior Notes. As of March 31, 2007, under certain circumstances, we would have been restricted from incurring additional debt under the terms of our indenture other than our credit facility, subject to the terms of the indenture.

If we cannot generate sufficient cash from our operations to meet our debt service and repayment obligations, we may need to reduce or delay capital expenditures, the development of our business generally and any acquisitions. If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which would allow the debt holders to declare all borrowings outstanding to be due and payable.

Our senior notes, revolving credit facility and preferred stock contain restrictive covenants that limit our operating and financial flexibility.

The indenture pursuant to which we issued our senior notes and the terms of our revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit or restrict among other things, our ability and the ability of our subsidiaries that are restricted by these agreements to:

•	incur additional debt and issue preferred stock;

•	make restricted payments, including paying dividends on, redeeming, repurchasing or retiring our capital stock, prepaying or redeeming debt and making other specified investments;

•	create liens;

•	sell or otherwise dispose of assets, including capital stock of subsidiaries;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends, make loans or transfer assets to us;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions;

•	make capital expenditures;

•	engage in business other than our current businesses;

•	consolidate, merge, recapitalize or enter into other transactions that would affect a fundamental change on us;

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under certain circumstances, enter into a senior credit facility (or refinance any such facility) without first giving the holders of the senior notes a right of first refusal to provide such financing.

The indenture and the revolving credit facility agreement also contain certain financial covenants under which we must maintain cash and cash equivalents at specified levels and cash, cash equivalents and qualified accounts receivable at specified levels as well as specified financial ratios, including ratios regarding interest coverage, total leverage, senior secured leverage, fixed charge coverage and minimum EBITDA. Our ability to comply with these ratios may be affected by events beyond our control.

A breach of any of these covenants could result in an event of default, or possibly a cross-default or cross-acceleration of other debt that may be outstanding in the future. In that event, the holders of our then outstanding debt could allow the holders of that debt to declare all borrowings outstanding to be due and payable. In the event of a default under the indenture or the revolving credit facility, the holders of the secured debt then outstanding could foreclose on the collateral pledged to secure our obligations under that debt, assets and capital stock pledged to them. The senior notes and the new lenders are secured by a first-priority lien, subject to permitted liens, on collateral consisting of substantially all of our tangible and intangible assets. As of March 31, 2007, the Company was not in compliance with the minimum EBITDA covenants in the revolving credit facility. The lender under the credit agreement granted the Company a waiver of this covenant breach. The waiver obligates the Company to negotiate and agree with the lender on revised minimum EBITDA and revised reporting requirements no later than May 25, 2007. Although we believe we will be able to satisfy the revised minimum EBITDA covenant, we cannot assure you we will be able to do so, or that we will be able to obtain or maintain additional waivers in the future if we are unable to regain or maintain compliance with our debt covenants. We cannot assure you that our assets would be sufficient to repay in full the money owed to these secured debt holders.

The certificates of designation of several series of our outstanding preferred stock impose similar restrictions on us, including on the following:

•	authorizing or issuing additional series of preferred stock that ranks senior to, or on a par with, the outstanding preferred stock;

•	entering into mergers or similar transactions if our existing stockholders immediately before the transaction do not own 50% or more of the voting power of our capital stock after the transaction;

•	selling all or substantially all of our assets;

•	materially changing our lines of business;

•	selling, leasing or licensing our intellectual property or technology other than pursuant to non-exclusive licenses granted to customers in connection with ordinary course sales of our products;

•	raising capital by specified equity lines of credit or similar arrangements or issue any floating or variable priced equity instrument or specified other equity financings; and

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until the earlier of December 21, 2007 and the date on which the original investors in our Series M Convertible Preferred Stock beneficially own less than 10% of our outstanding common stock, we are prohibited from issuing any preferred stock or convertible debt unless such preferred stock or convertible debt has a fixed conversion ratio. Similarly, we may not issue any of our common stock other than for a fixed price. Our inability to finance our operations in such ways may have an adverse effect on our business, financial condition, operating results and cash flows.

Because we expect to need to refinance our existing debt, we face the risks of either not being able to do so or doing so at higher interest expense.

Our Senior Notes and revolving credit facility mature in 2010. We may not be able to refinance our senior notes or renew or refinance our revolving credit facility; or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our senior notes or our revolving credit facility, our failure to repay all amounts due on the maturity date would cause a default under the indenture or the credit facility agreement. In addition, our interest expense may increase significantly if we refinance our Senior Notes, or our revolving credit facility, on terms that are less favorable to us than the existing terms of our Senior Notes or the revolving credit facility.

If we fail to achieve certain financial performance targets, we may be required to redeem up to half of our senior notes.

Holders of our senior notes have the right to cause us to redeem, at a redemption price of 100% of the principal amount of the notes, subject to certain exceptions (including there being any outstanding obligations under the revolving credit facility):

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up to 25% of the original principal amount of senior notes if our consolidated cash flow, for the period of four consecutive fiscal quarters preceding the second anniversary of the issue date of the senior notes, is less than $20 million; and

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up to an additional 25% of the original principal amount of senior notes issued if our consolidated cash flow, for the period of four consecutive fiscal quarters preceding the third anniversary of the issue date, is less than $25 million.

In addition, upon a change of control of our company, holders of the senior notes also have the right to require us to repurchase all or any part of their notes at an offer price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the date of purchase. In the event we are required to redeem or repurchase senior notes, we not have sufficient cash or access to liquidity to do so. If we were then required to raise additional capital to do so, we cannot assure you that we would be able to do so on commercially reasonable terms or at all. In addition, any new credit facility we enter into may have similar provisions or may cause us to be in default if a change of control occurs.

Because we are a holding company with no operations, we will not be able to pay interest on our debt or pay dividends unless our subsidiaries transfer funds to us.

As a holding company, we have no direct operations and our principal assets are the equity interests we hold in our subsidiaries. Our subsidiaries are legally distinct from us and have no obligation to transfer funds to us. As a result, we are dependent on the results of operations of our subsidiaries and, based on their existing and future debt agreements, the state corporation law of the subsidiaries and any state regulatory requirements, their ability to transfer funds to us to meet our obligations, to pay interest and principal on our debt and to pay any dividends in the future.

Our stock price is subject to fluctuation and volatility.

The price of our common stock in the secondary market may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of us, variations in our operating results, general trends in the transportation/logistics industry, government regulation and general economic and market conditions, among other things. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that have often been unrelated or disproportionate to the operating performance of the affected companies. The price of our common stock could be affected by such fluctuations.

Future issuances, or the perception of future issuances, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future issuances, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities. Certain of our stockholders have registration rights with respect to their common stock and preferred stock, and the holders of our warrants and preferred stock may be forced to exercise and convert these securities into our common stock if specified conditions are met.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

The issuance of additional equity securities in a future financing could trigger the anti-dilution provisions of our outstanding preferred stock and warrants.

If we were to issue additional equity securities at a per share price lower than the current market price (in the case of our outstanding warrants) or the conversion price (in the case of our outstanding warrants and preferred stock), then the exercise price of such warrants and the conversion price of such preferred stock would automatically adjust downward. Such adjustments would have a dilutive effect on our existing common stockholders and a negative effect on our stock price. For example, the shares registered pursuant to this registration statement were issued as a result of these antidilution provisions.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, capital requirements, earnings and other factors deemed relevant by our board of directors. Further, the terms of our credit facilities limit our ability to pay dividends.

If we do not maintain our NASDAQ listing, you may have difficulty trading our securities.

We will need to maintain certain financial and corporate governance qualifications to keep our securities listed on the NASDAQ Capital Market (“NASDAQ”). At various times in the past, we have received notices from NASDAQ that we would be delisted due to a variety of matters, including failure to maintain a minimum bid price of $1.00, failure to timely hold an annual stockholders meeting and failure to meet the minimum levels of stockholders’ equity. In each instance, we have taken the actions required by NASDAQ to maintain continued listing, but we cannot assure you that we will at all times meet the criteria for continued listing. In the event of delisting, trading, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or on the OTC Bulletin Board. In addition, our securities could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. If any of these events take place, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.

Our organizational documents and applicable law could limit or delay another party’s ability to acquire us and, therefore, could deprive our investors of the opportunity to obtain a takeover premium for their shares.

A number of provisions in our certificate of incorporation and bylaws make it difficult for another company to acquire us. These provisions include, among others, the following:

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requiring the affirmative vote of holders of not less than 62.5% of our Series M Convertible Preferred Stock and Series N Convertible Preferred Stock, each voting separately as a class, to approve certain mergers, consolidations or sales of all or substantially all of our assets;

•

requiring stockholders to provide us with advance notice if they wish to nominate any persons for election to our board of directors or if they intend to propose any matters for consideration at an annual stockholders meeting; and

•	authorizing the issuance of so-called “blank check” preferred stock without common stockholder approval upon such terms as the board of directors may determine.

In addition, TH Lee Putnam Ventures, L.P. beneficially owned, as of May 11, 2007 approximately 33.28% of our outstanding common stock on a fully diluted basis, which means it can influence matters requiring stockholder approval, including important corporate matters such as a change in control of our company.

We are also subject to laws that may have a similar effect. For example, section 203 of the Delaware General Corporation Law prohibits us from engaging in a business combination with an interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. As a result of the foregoing, it will be difficult for another company to acquire us and, therefore, could limit the price that possible investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management team without the concurrence of our board of directors.

We may be exposed to risks relating to our internal controls and may need to incur significant costs to comply with applicable requirements.

Under Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls over financial reporting. We do not expect to be subject to these requirements for fiscal 2007. We are evaluating our internal controls over financial reporting in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls, as a required part of our annual report, beginning with our annual report for fiscal 2008.

We expect to expend significant resources during fiscal 2008 in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. But, there is a risk that we will not comply with all of the requirements imposed thereby. Accordingly, we cannot assure you that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm. If we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition, if our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. Investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that statements contained in, or incorporated by reference into, this prospectus that are forward-looking involve risks and uncertainties that may impact our business, financial condition, results of operations and prospects. Forward-looking statements are statements that are not about historical facts or information. They are contained throughout, or incorporated by reference into, this prospectus, for example, in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings”. They include statements concerning our general expectations, plans and strategies, financing decisions, expectations for funding capital expenditures, anticipated financial results, future operations, an assessment of our industry and competition, and an evaluation of pending litigation, among others. The words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” “targets” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected. Many of these risks are beyond our ability to control or predict. All forward-looking statements are qualified in their entirety by the cautionary statements contained throughout this prospectus. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. Changes may occur after that date and, except as required by applicable law, we will not update that information whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The proceeds from the sale of the shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. However, we will receive the exercise price from the selling stockholders upon exercise by them of their warrants. If warrants to purchase all of the underlying 2,046,508 shares of common stock offered in this prospectus are exercised for cash, we would receive approximately $2.7 million of to the proceeds, before expenses, subject to any adjustment due to the anti-dilution provisions of the warrants. The selling stockholders are not obligated to exercise the warrants, and if none are exercised, we will not receive any proceeds. We would expect to use any proceeds we receive from the exercise of the warrants for general working capital purposes.

DESCRIPTION OF OUR CAPITAL STOCK

We summarize below the material terms and provisions of our amended and restated certificate of incorporation and bylaws. The following summary of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part and by reference to Delaware General Corporation Law.

General

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 999,515,270 shares of capital stock, consisting of 700,000,000 shares of common stock and 299,515,270 shares of preferred stock, in each case, par value $0.004 per share. Of such preferred stock, we have designated:

•	6,904,783 shares as Series M Convertible Preferred Stock, or Series M Preferred;

•	2,544,097 shares as Series N Convertible Preferred Stock, or Series N Preferred;

•	1,625,000 shares as Series O Convertible Preferred Stock, or Series O Preferred;

•	5,022,000 shares as Series P Convertible Preferred Stock, or Series P Preferred; and

•

9,704,813 shares as Series Q Convertible Preferred Stock, or Series Q Preferred and together with the Series M Preferred, the Series N Preferred, the Series O Preferred and the Series P Preferred, collectively referred to in this prospectus as our Preferred Stock.

As of May 14, 2007, we had 31,986,885 shares of common stock outstanding, 3,378,487 shares of common stock reserved for future issuance under our stock-based incentive compensation plans; 31,916,786 shares of common stock reserved for issuance under our outstanding common stock warrants; and 59,550,092 shares of common stock reserved for issuance upon conversion of our Preferred Stock, including shares of Preferred Stock issued in lieu of cash dividends payable on the Preferred Stock. As a result of the foregoing, we have 571,106,350 shares of authorized but unissued shares of common stock remaining available for other purposes and 239,965,178 shares of authorized but undesignated preferred stock remaining available for other purposes.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our certificate of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Pursuant to our certificate of incorporation, our board of directors has the authority, without action by our shareholders, to issue, and has issued, shares of preferred stock. The board of directors may issue additional shares of preferred stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up.

Series M Preferred

Dividends. Each share of Series M Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.685 per share. For the first two years following the issuance of the Series M Preferred, dividends will be paid by issuing to each holder that number of shares of Series M Preferred equal to the amount of the dividend divided by the stated value of the Series M Preferred, which we refer to as Series M PIK Shares. Thereafter, at our option, dividends on the Series M Preferred may be paid in cash or in Series M PIK Shares.

Dividends on the Series M Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series M Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series M Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series M Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the Series M Preferred shall rank senior to the holders of our common stock and any other class or series of our capital stock other than the Series P Preferred and the Series Q Preferred, on parity with the holders of the Series P Preferred, and junior to the holders of the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series M Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series M Preferred will have a right to require us to repurchase the Series M Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series M Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series M Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $2.08 per share, subject to adjustment for specified events.

Board Representation; Voting and Restrictions. So long as shares of Series M Preferred are outstanding, the holders of the Series M Preferred shall (1) voting separately as a class, have the right to elect one member of our board of directors and (2) have the right to designate three representatives who shall have the right to attend as observers all meetings of our board of directors. We are required to pay all reasonable out-of-pocket expenses of the representatives of the Series M Preferred in connection with their attendance at board and committee meetings.

Each holder of Series M Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote (including the election of directors). Holders of Series M Preferred shall be entitled to one vote for each share of common stock that would be issuable to such holder upon the conversion of their shares of Series M Preferred. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series M Preferred:

•

authorize, create, establish or issue (a) an increased number of Series M Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series M Preferred as to dividends or upon liquidation;

•

adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•

merge, consolidate or engage in any share exchange with any other person if immediately after such transaction, less than 50% of the voting power of the surviving entity will be retained by the holders of our voting stock immediately prior to such transaction (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•

adopt or maintain any equity compensation plan that contains any “evergreen” or formula provisions increasing the number of shares of common stock available for grant (other than customary anti-dilution adjustments) or amend any existing equity compensation plan to increase the number of shares of common stock covered by any such plan;

•	sell all or any substantial part of our assets (unless the holders of the Series M Preferred receive an amount in cash at least equal to their liquidation preference);

•

amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series M Preferred, or which would increase or decrease the amount of authorized shares of Series M Preferred (or of any other series of preferred stock ranking senior to the Series M Preferred) with respect to the payment of dividends or upon liquidation;

•

subject to certain limited exceptions, directly or indirectly, declare or pay any dividend or purchase, redeem, repurchase or otherwise acquire any share of our common stock or any other class or series of capital stock, whether in cash, securities or property or in obligations of us or any of our subsidiaries;

•	materially change the nature or scope of our business or enter into any new line of business;

•	grant any rights to our intellectual property or technology (other than non-exclusive licenses to customers in the ordinary course of business consistent with past practices);

•	increase or decrease the number of directors on our board of directors; or

•	agree to do any of the foregoing.

Other. Under the purchase agreement for Series M Preferred, we are restricted from granting stock options, restricted shares and other awards other than to directors, officers, employees and independent contractors only under our existing stock incentive plan, subject to specified conditions and exceptions.

Series N Preferred

Dividends. Each share of Series N Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.685 per share. For the first two years following the issuance of the Series N Preferred, dividends will be paid by issuing to each holder that number of shares of Series N Preferred equal to the amount of the dividend divided by the stated value of the Series N Preferred, which we refer to as Series N PIK Shares. Thereafter, at our option, dividends on the Series N Preferred may be paid in cash or in Series N PIK Shares.

Dividends on the Series N Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred, the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred, the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series N Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series N Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series N Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series N Preferred shall rank senior to the holders of our common stock and any other class or series of our capital stock other than the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, and junior to the holders of the Series M Preferred, the Series P Preferred and the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series N Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series N Preferred will have a right to require us to repurchase the Series N Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series N Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series N Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $2.08 per share, subject to adjustment for specified events.

Voting and Restrictions. Each holder of Series N Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote. Holders of Series N Preferred shall be entitled to that number of votes equal to the product of (x) the quotient, the numerator of which is the Series N Preferred stated value and the denominator of which is the lower of the market price on the day the agreement to issue the Series N Preferred was entered into and the market price on the day the Series N Preferred were issued and (y) the number of shares of Series N Preferred held by such holder. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series N Preferred:

•

authorize, create, establish or issue (a) an increased number of Series N Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series N Preferred as to dividends or upon liquidation;

•

adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•

merge, consolidate or engage in any share exchange with any other person if immediately after such transaction, less than 50% of the voting power of the surviving entity will be retained by the holders of our voting stock immediately prior to such transaction (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•

adopt or maintain any equity compensation plan that contains any “evergreen” or formula provisions increasing the number of shares of common stock available for grant (other than customary anti-dilution adjustments) or amend any existing equity compensation plan to increase the number of shares of common stock covered by any such plan;

•	sell all or any substantial part of our assets (unless the holders of the Series N Preferred receive an amount in cash at least equal to their liquidation preference);

•

amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series N Preferred, or which would increase or decrease the amount of authorized shares of Series N Preferred (or of any other series of preferred stock ranking senior to the Series N Preferred) with respect to the payment of dividends or upon liquidation;

•

subject to certain limited exceptions, directly or indirectly, declare or pay any dividend or purchase, redeem, repurchase or otherwise acquire any share of our common stock or any other class or series of capital stock, whether in cash, securities or property or in obligations of us or any of our subsidiaries;

•	materially change the nature or scope of our business or enter into any new line of business;

•	grant any rights to our intellectual property or technology (other than non-exclusive licenses to customers in the ordinary course of business consistent with past practices);

•	increase or decrease the number of directors on our board of directors; or

•	agree to do any of the foregoing.

Series O Preferred

Dividends. Each share of Series O Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $4.00 per share. For the first two years following the issuance of the Series O Preferred, dividends will be paid by issuing to each holder that number of shares of Series O Preferred equal to the amount of the dividend divided by the stated value of the Series O Preferred, which we refer to as Series O PIK Shares. Thereafter, at our option, dividends on the Series O Preferred may be paid in cash or in Series O PIK Shares.

Dividends on the Series O Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series O Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series O Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series O Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of March, June, September and December in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series O Preferred shall rank senior to the holders of our common stock, but junior to the holders of the Series M Preferred, the Series N Preferred, the Series P Preferred and the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series O Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series O Preferred will have a right to require us to repurchase the Series O Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Conversion. Each share of Series O Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series O Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $2.08 per share, subject to adjustment for specified events.

Voting and Restrictions. Each holder of Series O Preferred shall have the right to vote together with the holders of our common stock as a single class on any matters on which the holders of our common stock are entitled to vote. Holders of Series O Preferred shall be entitled to that number of votes equal to the product of (x) the quotient, the numerator of which is the Series O Preferred stated value and the denominator of which is the lower of the market price on the day the agreement to issue the Series O Preferred was entered into and the market price on the day the Series O Preferred were issued and (y) the number of shares of Series O Preferred held by such holder. In addition, we may not, without the prior consent of the holders of at least 62.5% of the outstanding Series O Preferred:

•

authorize, create, establish or issue (a) an increased number of Series O Preferred or (b) any other class or series of capital stock ranking senior to or on parity with the Series O Preferred as to dividends or upon liquidation;

•

adopt a plan for the liquidation, dissolution or winding up of our affairs or any recapitalization plan, file any petition seeking the protection of any bankruptcy or insolvency law or make a general assignment for the benefit of our creditors (unless the holders of the Series O Preferred receive an amount in cash at least equal to their liquidation preference);

•

amend our organizational documents in a manner that would adversely affect the rights of the holders of the Series O Preferred, or which would increase or decrease the amount of authorized shares of Series O Preferred (or of any other series of preferred stock ranking senior to the Series O Preferred) with respect to the payment of dividends or upon liquidation; or

•	agree to do any of the foregoing.

Series P Preferred

Dividends. Each share of Series P Preferred, in preference and priority to the holders of all other classes of stock other than the holders of the Series M Preferred and the Series Q Preferred, accrues dividends at a rate of six percent per annum of its stated value of $3.34 per share. At our option, dividends on the Series P Preferred may be paid by either (a) issuing to each holder that number of shares of Series P Preferred equal to the amount of the dividend divided by the stated value of the Series P Preferred, which we refer to as Series P PIK Shares, or (b) by cash.

Dividends on the Series P Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock other than the Series M Preferred and the Series Q Preferred. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock) or on any other class or series of capital stock other than the Series M Preferred and the Series Q Preferred, we must at the same time pay to each holder of Series P Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series P Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series P Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of February, May, August and November in each year.

Liquidation. In the event of any liquidation or winding up of the Company, the holders of the Series P Preferred shall rank senior to the holders of our common stock and the holders of the Series N Preferred and Series O Preferred, on parity with the holders of Series M Preferred and junior to the holders of the Series Q Preferred, as to such distributions, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends.

Redemption. At any time (i) prior to October 14, 2008 or (ii) upon a change of control, as defined in the certificate of designations for the Series P Preferred, we have the right to redeem all or a portion of the Series P Preferred at 130% of the stated value of the shares to be redeemed together with all accrued but unpaid dividends. After October 14, 2008, we have the right to redeem all or a portion of the Series P Preferred at 100% of the conversion price together with all accrued but unpaid dividends.

Board Monitoring. As long as at least 60% of the Series P Preferred remains outstanding, the holders acting as a single class have the power to appoint one person to attend all meetings of our board of directors as a monitor.

Conversion. Each share of Series P Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series P Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $1.23 per share, subject to adjustment for specified events. In addition, if the closing price of our common stock is at least $6.00 for 20 consecutive trading days, we may, at our option, force holders of the Series P Preferred to convert their shares into common stock. Mandatory conversions in any calendar month are limited to ten percent of the total dollar volume of our common stock traded in the previous calendar month.

Other. For so long as the Series P Preferred are outstanding, we are restricted from entering into any equity line of credit or similar agreement, or agreeing to issue any floating or variable priced equity linked instruments or any of the foregoing or equity with price reset rights. In addition, so long as at least 60% of the Series P Preferred are outstanding, upon any financing by one of our common stock or common stock equivalents, as defined in the certificate of designations for the Series P Preferred, each holder of the Series P Preferred will have the right to (1) exchange outstanding shares of Series P Preferred, including accrued dividends, into shares of our common stock or common stock equivalent under the terms of the subsequent financing or (2) invest its pro rata share of such subsequent financing on a proportionate basis with the holders of the Series M, N, O and P Preferred holders.

Series Q Preferred

Dividends. Each share of Series Q Preferred, in preference and priority to the holders of all other classes or series of capital stock, accrues dividends at a rate of six percent per annum of its stated value of $10.00 per share. At our option, the Series Q Preferred dividends may be paid (a) by issuing to each holder that number of shares of Series Q Preferred equal to the amount of the dividend divided by the stated value of the Series Q Preferred, which we refer to as Series Q PIK Shares, or (b) in cash, subject to any payment restrictions contained in the documents governing our indebtedness.

Dividends on the Series Q Preferred must be paid before dividends may be paid on our common stock or any other class or series of our capital stock. If at any time we pay a dividend on our common stock (other than a dividend payable solely in shares of our common stock, and other than cumulative dividends payable with respect to any other series of preferred stock) or on any other class or series of capital stock, we must at the same time pay to each holder of Series Q Preferred a dividend equal to the dividend that such holder would have received had such holder converted its Series Q Preferred into shares of our common stock immediately prior to the payment of such dividend. Dividends on the Series Q Preferred are cumulative, whether or not earned or declared, and are paid quarterly in arrears on the first day of October, January, April and July in each year.

Liquidation; Redemption. In the event of any liquidation or winding up of the Company, the holders of the shares of Series Q Preferred shall rank senior to the holders of any other class or series of capital stock, and will be entitled to a preference on liquidation equal to its stated value, plus accrued and unpaid dividends. Unless waived in accordance with the terms of the Series Q Preferred, a consolidation or merger or a sale of substantially all of our assets (in which the holders of a majority in voting power of our outstanding capital stock, immediately prior to the transaction, own less than a majority in voting power of the outstanding capital stock of the surviving corporation immediately following the transaction) will be treated as a liquidation for these purposes. Holders of the Series Q Preferred will have a right to require us to repurchase the Series Q Preferred upon any such transaction for an amount equal to the holder’s liquidation preference.

Redemption. At any time after the registration statement permitting the resale of the common stock issuable upon conversion of the Series Q Preferred is declared effective, which we refer to as the Series Q registration statement, we may elect to redeem the Series Q Preferred for an amount equal to 125 percent of their stated value, plus accrued and unpaid dividends.

Conversion. Each share of Series Q Preferred is convertible, at the option of the holder, into that number of whole shares of our common stock that is obtained by the quotient, the numerator of which is the product of (x) the number of shares of Series Q Preferred to be converted and (y) the liquidation preference per share (which is the sum of the stated value per share plus accrued but unpaid dividends), and the denominator of which is the conversion price of $1.10 per share, subject to adjustment for specified events.

In addition, at any time after the first anniversary of the issuance of the Series Q Preferred (that is, July 3, 2007), if (a) the volume weighted average price of our common stock for 20 out of 30 consecutive trading days, which we refer to as the threshold trading period, is equal or greater than 200% of the conversion price then in effect and (b) the Series Q registration statement has been declared effective, we may, at one time or from time to time, force the holders of the Series Q Preferred to convert their shares into shares of our common stock as long as the value of the number of shares of Series Q Preferred subject to any such forced conversions in any calendar month does not exceed 20 percent of the notional value of the traded shares during the prior threshold trading period.

Offering Restrictions. As long as Series Q Preferred remain outstanding, we may not enter into any equity line of credit or similar agreement, nor issue any floating or variable priced equity linked instruments or equity with the right to reset the price of common stock or the conversion price of a convertible security after issuance based upon events occurring after issuance.

Right of First Refusal. If, at anytime prior to the first anniversary of the issuance of the Series Q Preferred, we propose to issue and sell any capital stock in a financing transaction, each holder of our Series Q Preferred shall have the right to purchase their pro rata portion of the shares being offered at the same price and subject to the same material terms as those offered in the proposed financing transaction.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation, Bylaws and Applicable Law

Our amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring, preventing or making more costly a future takeover or change in control of us unless such takeover or change in control is approved by the board of directors. A stockholder might consider an attempt to takeover or effect a change in control to be in its best interest, including those attempts that might result in it receiving a premium over the prevailing market price for our shares.

These provisions include:

Removal of Directors; Vacancies

Our bylaws provide that, subject to the rights of any class of preferred stock, directors may be removed only upon the affirmative vote of holders of at least 80 percent of the voting power of all the then outstanding shares of capital stock entitled to vote, voting together as a single class. In addition, our bylaws provide that, subject to the rights of any class of preferred stock, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors (and not the stockholders).

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that stockholder action cannot be taken by written consent in lieu of a meeting. Further, our bylaws provide that, subject to the rights of any class of preferred stock, special meetings of the stockholders can only be called by our board of directors pursuant to a resolution adopted by a majority of the total number of directors we would have if there were no vacancies at the time of determination. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Procedure for Director Nominations and Stockholder Proposals

Our bylaws provide that a stockholder may nominate one or more persons for election as directors at a meeting only if written notice of the stockholder’s nomination has been given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•

all information that is required pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice of the proposed business in writing to our corporate secretary. To be timely, a stockholder’s notice must be given to our corporate secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting, subject to specified changes. Each notice must contain:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

•	any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is being made; and

•	as to any stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made:

•	the name and address of such stockholder (and any beneficial owner) as they appear on our stock transfer books, and

•	the class and number of shares that are owned beneficially and of record by such stockholder and such beneficial owner.

Attempts to bring business before an annual meeting without complying with these provisions will not be permitted.

Although our bylaws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Authorized but Unissued Shares

Under the Delaware General Corporation Law, or the DGCL, our authorized but unissued shares of capital stock will be available for future issuance without stockholder approval, subject in all cases to the rights of the holders of any outstanding series of preferred stock. However, the listing requirements of NASDAQ require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Undesignated Preferred Stock

Subject to the rights of the holders of any outstanding series of preferred stock, our board has the ability to issue 239,965,178 shares of preferred stock with such voting and other rights and preferences it chooses in its sole discretion without prior stockholder approval. As a result, the ability to authorize undesignated or “blank check” preferred stock makes it possible for our board of directors to issue preferred stock that could impede the success of any attempt to acquire us. These and other provisions may have the effect of delaying, deferring, preventing or making more costly a future takeover or change in control unless such takeover is approved by our board of directors.

Anti-takeover Effects of Delaware Law

Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•

on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a Delaware corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Transfer Agent and Registrar

The transfer agent and registrar with respect to the common stock is American Stock Transfer & Trust, 59 Maiden Lane, New York, New York.

SELLING STOCKHOLDERS

The following table presents information regarding the selling stockholders. Unless otherwise noted, the shares listed below represent the shares that each selling stockholder beneficially owned on May 14, 2007. The shares being offered hereunder represent up to:

•	2,356,190 outstanding shares of common stock;

•	160,473 shares of common stock that are reserved for issuance upon the conversion of our outstanding Preferred Stock; and

•	2,046,508 shares of common stock that are reserved for issuance upon the exercise of warrants.

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the selling stockholders as of May 14, 2007, the number of shares that may be offered under this prospectus and the number of shares of our common stock to be owned by the selling stockholders after this offering is completed, assuming all of the shares being offered are sold. The number of shares owned by the applicable selling stockholders and the number of shares that may be offered under this prospectus assumes the conversion of all shares of Preferred Stock and the exercise of warrants held by such selling stockholders on that date, without regard to any limitations on conversions or exercise, but not including any additional shares of common stock that a selling stockholder would be entitled to receive upon conversion of any shares of Preferred Stock that may be issued in the future in lieu of cash dividends payable on our outstanding Preferred Stock.

Under the terms of the Series N Preferred, the Series O Preferred, the Series P Preferred and certain of our warrants, in certain circumstances, a selling stockholder may not convert any shares of such Preferred Stock or exercise any warrant to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock that would exceed 4.99% of our outstanding shares of common stock. The table below does not reflect this limitation. In certain circumstances, this limitation may be revoked, in whole or in part, upon 61 days prior notice to us.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, and includes options and warrants that are currently exercisable or exercisable within 60 days of May 14, 2007. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of May 14, 2007 are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, except as otherwise disclosed below in the footnotes to the following table, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The percentages of shares beneficially owned are based on 31,986,885 shares of our common stock outstanding as of May 14, 2007.

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
ADAR Investment Fund Ltd. 156 W. 56th Street, Suite 801 New York, NY 10019	755,642	(1)	2.31%	51,842	703,800	2.32%

AHFP Context 555 California Street, 45th Floor San Francisco, CA 94104	223,988	(1)	*	15,298	207,690	*

ALTIMA Fund SICAV PLC 555 California Street, 45th Floor San Francisco, CA 94104	887,138	(1)	2.70%	60,863	826,275	2.71%

Robert Aiello 1211 Avenue of the Americas New York, NY 10036	171,209	(2)	*	6,875	164,334	*

BPEF 2 Pegasus Limited 33 Riverside Ave 5th Floor Westport CT 06880	1,312	(3)	*	13	1,299	*

BNS Long Short Fund 660 Madison Ave, 14th flr, New York, NY 10021	2,563	(4)	*	36	2,527	*

Banc of America Leasing & Capital, LLC 231 S. LaSalle Street Mailcode: IL1-231-16-46 Chicago, IL 60604 Attention: Stuart R. Schwartz	1,014,991	(5)	3.17%	836,691	178,300	*

Andrew K. Boszhardt, Jr. 660 Madison Ave., 14th Floor New York, NY 10021	15,708	(6)	*	101	15,607	*

Boszhardt, Jr. IRA 660 Madison Ave., 14th Floor New York, NY 10021	1,728	(7)	*	33	1,695	*

CAMOFI master LDC 350 Madison Avenue, 8th Floor New York, NY 10017	1,570,550	(1)	4.68%	107,750	1,462,800	4.70%

Charter Oaks Partners 10 Wright Street, Ste 210 Westport, CT 06880	4,386,466	(8)	12.06%	17,292	4,369,174	12.85%

Charter Oaks Partners II, L.P. 10 Wright Street, Ste 210 Westport, CT 06880	721,572	(9)	2.21%	2,815	718,757	2.37%

Cordillera Fund LP 8201 Preston Road, Ste 400 Dallas, TX 75225	12,125	(10)	*	124	12,001	*

Context Advantage Fund, LP 555 California Street, 45th Floor San Francisco, CA 94104	396,342	(1)	1.22%	27,192	369,150	1.23%

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Context Offshore Advantage Fund, Ltd. 555 California Street, 45th Floor San Francisco, CA 94104	2,089,128	(1)	6.13%	143,328	1,945,800	6.16%

Context Opportunistic Master Fund, L.P. 60 Wall Street, 13th Floor New York, NY 10005	252,621	(1)	*	17,331	235,290	*

Crestview Capital Master, LLC 95 Revere Drive, Suite A Northbrook, IL 60062	1,285,751	(11)	3.86%	11,126	1,274,625	4.12%

Adolf R. Dibiasio 26 Highview Road Daien, CT 06820	158,014	(12)	*	1,318	156,696	*

Thomas Durkin 1120 Bloomfield Avenue West Caldwell NJ 07006	143,155	(13)	*	9,821	133,334	*

John Duffy 6244 Riverside Drive Atlanta, GA 30328	145,414	(14)	*	1,318	144,096	*

Exeter Capital Partners IV, L.P. 10 East 53rd Street 32nd Floor New York, NY 10022	1,187,173	(1)	3.58%	81,448	1,105,725	3.60%

Finch Tactical Plus Class B 555 California Street, 45th Floor San Francisco, CA 94104	101,863	(1)	*	6,988	94,875	*

Leon Frenkel 401 City Avenue, #800 Bala Cynwyd, PA 19004	9,067	(15)	*	177	8,890	*

GPC LIX, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	185,206	(1)	*	12,706	172,500	*

Gryphon Master Fund, L.P. 100 Crescent Court, #475 Dallas, TX 75201	851,398	(16)	2.59%	16,538	834,860	2.74%

GSSF Master Fund, LP 100 Crescent Court, #490 Dallas, TX 75201	425,669	(17)	1.31%	8,270	417,429	1.39%

Guggenheim Portfolio Company XXXI, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	129,644	(1)	*	8,894	120,750	*

Jeffries and Company 520 Madison Avenue, Ste 1900, New York, NY 10022	1,728,030	(18)	5.13%	51,588	1,676,442	5.35%

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Institutional Benchmarks 555 California Street, 45th Floor San Francisco, CA 94104	112,976	(1)	*	7,751	105,225	*

John Hancock Life Insurance Company c/o John Hancock Financial Services, Inc. 200 Clarendon Street Boston, MA 02117 Attention: Karen Morton, Esq.	806,860	(2)	2.52%	0	806,860	*

Denis Kelly 1211 Avenue of the Americas New York, NY 10036	28,296	(19)	*	982	27,314	*

LB I Group, Inc. 399 Park Avenue, 9th Floor New York, NY 10022	3,333,714	(1)	9.44%	228,714	3,105,000	9.49%

William S. Lapp 12840 11th Avenue North Plymouth, MN 55441	838,136	(20)	2.56%	5,195	832,924	2.74%

Thomas H. Lee 200 Madison Avenue, Suite 1900 New York, NY 10016	301,107	(21)	*	81	301,026	1.01%

Libertyview Fund LP 111 River St., Suite 1000 Hoboken, NJ 07030	469,439	(22)	1.45%	16,162	453,277	1.51%

Libertyview Special Opportunities Fund 111 River St., Suite 1000 Hoboken, NJ 07030	78,243	(23)	*	2,694	75,549	*

Longview Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	5,674,351	(24)	15.07%	117,386	5,556,966	15.79%

Longview Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	1,047,303	(25)	3.17%	2,830	1,044,473	3.40%

Longview International Equity Fund, LP 600 Montgomery St. 44th Floor San Francisco, CA 94111	539,998	(26)	1.66%	2,830	538,533	1.79%

Lyxor/Context Fund Ltd. 555 California Street, 45th Floor San Francisco, CA 94104	588,956	(1)	1.81%	40,406	548,550	1.82%

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Marshall & Ilsley Trust Company N.A. as Trustee of the Lapp Libra 401(k) FBO William S. Lapp 4717 Grand Ave., Ste 400 Kansas City, MO 64112	356,069	(27)	1.10%	403	355,069	1.19%

Ray A. Mirza 218 E. 29th St., Apt. 8 New York, NY 10016	14,926	(28)	*	105	14,821	*

Morgan Stanley DW Inc Cust For Steven Cristaldi IRA 4511 N. Himes Ave., Suite 210 Tampa, FL 33614	18,846	(29)	*	105	18,741	*

Palm Beach Overseas Investors Limited 805 Third Avenue, 156th Floor New York, NY 10022	3,811	(30)	*	37	3,774	*

Alexander Paluch 645 Madison Ave., Ste 1200 New York, NY 10022	46,915	(31)	*	245	46,670	*

Pequot Mariner Master Fund, L.P. 500 Nyala Fram Road Westport, CT 06880	1,982,975	(32)	5.87%	6,163	1,976,812	6.29%

Pequot Navigator Offshore Fund, Inc. 500 Nyala Fram Road Westport, CT 06880	1,119,684	(33)	3.40%	4,536	1,115,148	3.64%

Pequot Scout Fund, L.P. 500 Nyala Fram Road Westport, CT 06880	2,889,361	(34)	8.37%	10,391	2,878,970	8.95%

Portside Growth & Opportunity Fund 390 Greenwich Street, 5th Floor New York, NY 10022	3,796,730	(1)	10.61%	260,480	3,536,250	10.66%

Premium Series PCC Limited 500 Nyala Road Westport, CT 06880	114,101	(35)	*	480	113,621	*

Radcliffe SPC, Ltd. for and on behalf of the Class A 3 Bala Plaza East, Suite 501 Bala Cynwyd, PA 19004	1,177,912	(1)	3.55%	80,812	1,097,100	3.57%

RFJM Partners LLC 100 Crescent Court, #475, Dallas, TX 75201	1,657	(3)	*	33	1,624	*

P. Carter Rise 1211 Avenue of the Americas New York, NY 10036	28,296	(36)	*	982	27,314	*

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
Scorpion Acquisition, LLC 200 Madison Avenue New York, NY 10016	447,377	(37)	1.38%	2,474	444,903	1.48%

Scorpion Capital Partners, L.P. 245 Fifth Avenue, 25th Flr. New York, NY 10016	5,994,685	(38)	15.78%	34,179	5,960,506	16.75%

Paul V. Scura 1211 Avenue of the Americas New York, NY 10036	143,154	(39)	*	9,821	133,333	*

SF Capital Partners Ltd. c/o Stark Offshore Management, LLC 3600 South Lake Drive St. Francis, WI 53235	5,885	(40)	*	110	5,775	*

Sidewinder Holdings, Ltd. 9 Parkway North Suite 500 Deerfield, IL 60015 Attention: Ian Pye	712,639	(2)	2.23%	712,639	0	*

Silver Oak Capital, LLC 245 Park Avenue, 26th Floor New York, NY 10167	5,556,191	(1)	14.80%	381,191	5,175,000	14.87%

Smithfield Fiduciary, LLC 900 Third Avenue, New York, NY 10022	53,674	(3)	*	1,043	52,631	*

Special Situations Cayman Fund, L.P. 153 E. 53rd St, 55th Floor New York, NY 10022	184,875	(41)	*	1,778	183,097	*

Special Situations Fund III, L.P. 153 E. 53rd St, 55th Floor New York, NY 10022	34,981	(41)	*	336	34,645	*

Special Situations Fund III QP, L.P. 153 E. 53rd St, 55th Floor New York, NY 10022	413,683	(41)	1.28%	3,979	409,704	1.36%

Special Situations Private Equity Fund, L.P. 153 E. 53rd St, 55th Floor New York, NY 10022	641,545	(41)	1.97%	6,176	635,369	2.10%

TH Lee Putnam Parallel Ventures, L.P. 200 Madison Avenue, Suite 1900 New York, NY 10016	9,605,825	(42)	25.67%	2,612	9,603,213	27.39%

TH Lee Putnam Ventures, L.P. 200 Madison Avenue, Suite 1900 New York, NY 10016	13,115,554	(43)	33.28%	3,571	13,111,983	35.39%

	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name and Address of Selling Stockholder	Number		Percent		Number	Percent
THLi Coinvestment Partners, LLC 200 Madison Avenue, Suite 2225 New York, NY 10016	778,327	(44)	2.40%	209	778,118	2.59%

Trust “D” for a portion of the asset of the Kodak Retirement Income Plan c/o Libertyview Capital Management 111 River St., Ste. 1000 Hoboken, NJ 07030	234,523	(45)	*	8,081	226,442	*

Mathew Vertin 1211 Avenue of the Americas New York, NY 10036	28,296	(46)	*	982	27,314	*

Vincent Wasik One Morningside Dr. N., Ste 200 Westport, CT 06880	631,770	(47)	1.94%	6,867	624,903	2.07%

WhiteboxAdvisors LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	740,825	(1)	2.26%	50,825	690,000	2.28%

Whitebox Convertible Arbitrage Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	2,185,435	(1)	6.40%	149,935	2,035,500	6.43%

Whitebox Hedged High Yield Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	926,032	(1)	2.81%	63,532	862,500	2.83%

Whitebox Intermarket Partners LP 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	277,810	(1)	*	19,060	258,750	*

Worldwide Transactions Limited 555 California Street, 45th Floor San Francisco, CA 94104	163,352	(1)	*	11,207	152,145	*

	87,192,912			4,563,171	8,269,228

*Represents less than 1%

(1)	Represents shares issuable upon exercise of warrants.
(2)	Represents 100,209 shares issuable upon exercise of warrants and 71,000 shares of common stock. Mr. Aiello is a partner at Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(3)	Represents shares issuable upon conversion of Series M Preferred.
(4)	Represents 1,442 shares issuable upon conversion of Series M Preferred 1,116 shares issuable upon conversion of Series O Preferred and 5 shares of common stock.
(5)	Represents shares of common stock.
(6)	Represents 24 shares of common stock, 6,549 shares issuable upon conversion of Series M Preferred, 1,885 shares issuable upon conversion of Series N Preferred, 1,508 shares issuable upon conversion of Series O Preferred, 5,424 shares of issuable upon conversion of Series Q Preferred and 313 shares issuable upon exercise of warrants.
(7)	Represents shares issued upon conversion of Series N Preferred.

(8)	Represents 3,496,274 shares issuable upon conversion of Series Q Preferred and 890,129 shares issuable upon conversion of Series N.
(9)	Represents 576,657 shares issuable upon conversion of Series Q Preferred and 144,915 shares issuable upon conversion of Series N.
(10)	Represents 6,347 shares issuable upon conversion of Series N Preferred and 5,778 shares of common stock.
(11)	Represents 94,000 shares of common stock, 572,789 shares issuable upon conversion of Series N Preferred and 712,962 shares issuable upon conversion of Series Q Preferred.
(12)	Represents 137,014 shares issuable upon conversion of Series M Preferred and 21,000 issuable upon exercise of warrants. Mr. Dibiasio currently provides strategic consulting services to us.
(13)	Represents 143,574 shares issuable upon exercise of warrants. Mr. Durkin received warrants in consideration of advisory services he provided to us in connection with the CD&L acquisition.
(14)	Represents 137,014 shares issuable upon conversion of Series M Preferred and 8,400 shares issuable upon exercise of warrants. Mr. Duffy currently provides strategic consulting services to us.
(15)	Represents shares issuable upon conversion of Series N Preferred.
(16)	Represents 322,053 shares issuable upon conversion of Series N Preferred and 529,345 shares issuable upon conversion of Series O Preferred.
(17)	Represents 161,026 shares issuable upon conversion of Series N Preferred and 264,673 shares issuable upon conversion of Series O Preferred.
(18)	Represents 976,092 shares issuable upon exercise of Series Q Preferred and 751,938 shares issuable upon exercise of warrants. Jefferies & Company, Inc. has provided investment banking services to us in the past, including acting as lead agent in our offering of units, and may provide investment banking services to us in the future.
(19)	Represents 13,981 shares issuable upon exercise of warrants and 14,315 shares of common stock. Mr. Kelly is a managing partner at Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(20)	Represents 164,115 shares issuable upon conversion of Series M Preferred, 158,804 shares issuable upon conversion of Series O, 181,795 shares issuable upon conversion of Series P Preferred, 249,932 shares issuable upon conversion of Series Q Preferred, 12,000 shares issuable upon exercise of warrants and 71,527 shares of common stock. Also includes 137,834 shares issuable upon conversion of Series P Preferred, 209,135 shares issuable upon conversion of Series Q Preferred and 9,100 shares issuable upon exercise of warrants, all of which are held of record by Marshall & Ilsley Trust Company N.A., as Trustee of the Lapp Libra 401(k), for which Mr. Lapp may be deemed to beneficially own. Mr. Lapp disclaims such beneficial ownership, except to the extent of his pecuniary interest in such securities.
(21)	Represents 8,412 shares issuable upon conversion of Series M Preferred, 149,971 shares issuable upon conversion of Series Q Preferred, 9,877 shares issuable upon exercise of warrants and 132,847 shares of common stock. James Brown, who is not a selling stockholder, serves on our board of directors and is a managing director of certain funds with which Mr. Lee is affiliated. Accordingly, Mr. Brown may be deemed to beneficially own the 301,104 shares of common stock owned by Mr. Lee. Mr. Brown disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest.
(22)	Represents 233,472 shares issuable upon conversion of Series Q Preferred, 233,472 shares issuable upon exercise of warrants and 385 shares of common stock.
(23)	Represents 38,914 shares issuable upon conversion of Series Q Preferred, 39,264 shares issuable upon exercise of warrants and 65 shares of common stock.
(24)	Represents 3,639,576 shares issuable upon conversion of Series P Preferred and 2,034,775 shares issuable upon exercise of warrants.
(25)	Represents 967,064 shares issuable upon conversion of Series P Preferred and 80,239 shares issuable upon exercise of warrants.
(26)	Represents 500,477 shares issuable upon conversion of Series P Preferred and 39,521 shares issuable upon exercise of warrants.
(27)	Represents 135,834 shares issuable upon conversion of Series P Preferred, 209,135 shares issuable upon conversion of Series Q Preferred and 9,100 shares issuable upon exercise of warrants.

(28)	Represents 10,941 shares issuable upon conversion of Series M Preferred, 32 shares issuable upon exercise of warrants and 3,953 shares of common stock.
(29)	Represents 10,941 shares issuable upon conversion of series M.
(30)	Represents shares issuable upon conversion of Series M Preferred.
(31)	Represents 25,534 shares issuable upon conversion of Series M Preferred, 548 shares issuable upon the exercise of warrants and 20,833 shares of common stock. Mr. Paluch is a member of our board of directors and is a partner in East River Ventures, LLC and ERV Partners, LLC.
(32)	Represents 640,729 shares issuable upon conversion of Series M Preferred, 1,167,946 shares issuable upon conversion of Series Q Preferred and 174,300 shares of common stock.
(33)	Represents 471,584 shares issuable upon conversion of Series M Preferred, 501,583 issuable upon conversion of Series Q Preferred and 146,517 shares of common stock.
(34)	Represents 1,080,178 shares issuable upon conversion of Series M Preferred, 1,472,977 shares issuable upon conversion of Series Q Preferred and 336,206 shares of common stock.
(35)	Represents 49,992 shares issuable upon conversion of Series M Preferred, 52,552 shares issuable upon conversion of Series Q Preferred and 11,657 shares of common stock.
(36)	Represents 14,315 shares issuable upon exercise of warrants and 14,333 shares of common stock. Mr. Rise is one of the founding partners of Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(37)	Represents 257,254 shares issuable upon conversion of Series M Preferred and 190,123 issuable upon conversion of Series Q Preferred.
(38)	Represents 2,740,272 shares issuable upon conversion of Series M Preferred, 402,566 shares issuable upon conversion of Series N Preferred and 2,851,847 shares issuable upon conversion of Series Q Preferred.
(39)	Represents 143,154 shares issuable upon exercise of warrants and 117,827 shares of common stock. Mr. Scura is one of the founding partners of Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(40)	Represents 5,694 shares issuable upon conversion of Series M Preferred and 191 shares of common stock.
(41)	Represents shares issuable upon conversion of Series M Preferred. MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.
(42)	Represents 271,579 shares issuable upon conversion of Series M Preferred, 4,841,489 shares issuable upon conversion of Series Q Preferred, 318,913 shares issuable upon exercise of warrants and 4,173,844 shares of common stock. James Brown, who is not a selling stockholder, serves on our board of directors and is a managing director of TH Lee Putnam Fund Advisors, LLC, which is affiliated with TH Lee Putnam Parallel Ventures LP. Thomas H. Lee has an ownership interest in TH Lee, Putnam Capital, L.P., which is also affiliated with TH Lee Putnam Parallel Ventures, L.P. Accordingly, Mr. Brown and Mr. Lee may be deemed to beneficially own the shares owned by TH Lee Putnam Parallel Ventures, L.P. Mr. Brown and Mr. Lee disclaim beneficial ownership for any such shares in which they do not have pecuniary interests.
(43)

Represents 371,253 shares issuable upon conversion of Series M Preferred, 6,618,390 shares issuable upon conversion of Series Q Preferred, 436,229 shares issuable upon exercise of warrants and 5,689,682 shares of common stock. James Brown, who is not a selling stockholder, serves on our board of directors and is a managing director of TH Lee Putnam Fund Advisors, LLC, which is affiliated with TH Lee Putnam Ventures, L.P. Thomas H. Lee has an ownership interest in the 1997 Thomas H. Lee Nominee Trust which is a limited partner of TH Lee Putnam Ventures, L.P. In addition, Thomas H. Lee has an ownership interest in TH Lee, Putnam Capital, L.P., which is also affiliated with TH Lee Putnam Ventures, L.P. Accordingly, Mr. Brown and Mr. Lee may be deemed to beneficially on the shares owned by TH Lee Putnam Ventures,

L.P. Mr. Brown and Mr. Lee disclaim beneficial ownership for any such shares in which they do not have pecuniary interests.
(44)	Represents 21,740 shares issuable upon conversion of Series M Preferred, 387,553 shares issuable upon conversion of Series Q Preferred, 25,528 shares issuable upon exercise of warrants and 343,506 shares of common stock. James Brown, who is not a selling stockholder, serves on our board of directors and is a Member of THLi Coinvestment Partners, LLC. Thomas H. Lee has an ownership interest in TH Lee, Putnam Capital, L.P., which is also affiliated with TH Lee Putnam Fund Advisors, L.P., the Managing Member of THLi Coinvestment Partners, LLC. Accordingly, Mr. Brown and Mr. Lee may be deemed to beneficially own the shares owned by THLi Coinvestment Partners, LLC. Mr. Brown and Mr. Lee disclaim beneficial ownership for any such shares in which they do not have pecuniary interests.
(45)	Represents 116,732 shares issuable upon conversion of Series Q Preferred and 117,791 shares issuable upon exercise of warrants and 30,627 shares of common stock.
(46)	Represents 14,315 shares issuable upon exercise of warrants and 13,981 shares of common stock. Mr. Vertin is a partner of Scura Rise Partners. Scura Rise Partners has provided advisory services to us in the past, including in connection with the CD&L acquisition, and may provide advisory services to us in the future.
(47)	Represents 274,027 shares issuable upon conversion of Series M Preferred, 253,831 shares issuable upon exercise of warrants, 4,321 shares issuable upon exercise of options and 99,681 shares of common stock. Mr. Wasik is the Chairman of our Board and our Chief Executive Officer.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. As used in this prospectus, selling stockholders includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.

The selling stockholders may use any one or more of the following methods when disposing of shares of or interests in our common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act of 1933.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act of 1933 and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act of 1933.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon by Mark Carlesimo, our General Counsel and Secretary.

EXPERTS

Velocity Express Corporation

UHY LLP, an independent registered public accounting firm, audited our consolidated financial statements and schedule included in our Annual Report (Form 10-K) for the year ended July 1, 2006. Those financial statements and schedule are incorporated by reference in this prospectus in reliance on the report thereon of UHY LLP given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at July 2, 2005 and for each of the two years in the period ended July 2, 2005 included in our Annual Report on Form 10-K for the year ended July 1, 2006, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

CD&L, Inc.

J.H. Cohn LLP, independent registered public accounting firm, has audited the consolidated financial statements of CD&L, Inc. as of and for the years ended December 31, 2005 and 2004 included in our Current Report on Form 8-K, filed July 10, 2006, as amended September 19, 2006, as set forth in their report, which is also included therein and incorporated by reference into this prospectus. CD&L, Inc.’s consolidated financial statements are incorporated by reference in reliance on J.H. Cohn LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of CD&L, Inc. and subsidiaries for the year ended December 31, 2003 incorporated in this prospectus by reference from Velocity Express Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 10, 2006, as amended September 19, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, which may also be accessed on our website at www.velocityexpress.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

•	our annual report on Form 10-K for the year ended July 1, 2006;

•	our quarterly reports on Form 10-Q for the quarters ended September 30, 2006, December 30, 2006, March 31, 2007; and

•

our current reports on Form 8-K filed on July 6, 2006, July 10, 2006 (as amended September 19, 2006 and October 25, 2006), July 21, 2006, July 26, 2006, August 8, 2006, August 23, 2006 (as amended September 19, 2006), September 14, 2006, October 24, 2006, November 13, 2006 and December 27, 2006 (as amended January 5, 2007).

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of such documents that are incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference herein). Written or oral requests for copies should be directed to Velocity Express Corporation, attention Mark Carlesimo, General Counsel and Secretary, One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880, telephone number (203) 349-4160.

4,563,171 Shares

Common Stock

PROSPECTUS

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the shares being registered. All amounts shown are estimates, except the SEC registration fee.

SEC registration fee	$178
Legal fees and expenses	50,000
Accounting fees and expenses	40,000
Blue sky and related fees and expenses	10,000
Miscellaneous (including listing fees)	9,822

Total	$110,000

Each selling stockholder will be responsible for any underwriting discounts, brokerage fees or commissions and taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of the shares being registered and for any legal, accounting and other expenses incurred by such selling stockholder.

Item 14.	Indemnification of Officers and Directors

Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

Article Five of the by-laws of Velocity Express provides that Velocity Express may indemnify and hold harmless, to the fullest extent authorized by the DGCL, any person who is, or is threatened to be made, a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or an officer of Velocity Express or is or was serving at the request of Velocity Express as a director, officer, employee or agent of any other corporation or entity, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, against all expense, liability and loss reasonably incurred by such indemnitee in connection with those proceedings. This right to indemnification includes the right to have Velocity Express advance the funds to cover expenses (including attorneys’ fees) incurred in defending any of those proceeding in advance of its final disposition; provided, however, that, if required by the DGCL, this expense advancement shall be made only upon delivery to Velocity Express of an undertaking by or on behalf of that indemnitee to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses. If a claim for indemnification under Velocity Express’ by-laws is not paid in full by the Company within thirty (30) days after a written claim has been received by Velocity Express, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against Velocity Express to recover the unpaid amount of the claim. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by Velocity Express to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses shall be on Velocity Express.

Article Nine of the certificate of incorporation of Velocity Express limits the personal liability of the directors of Velocity Express for violations of their fiduciary duty. This provision eliminates each director’s liability to Velocity Express or its shareholders for monetary damages except (i) for any breach of the director’s duty of loyalty to Velocity Express or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

The Company maintains a directors and officers insurance policy.

Item 15.	Recent Sales of Unregistered Securities

On July 26, 2004, we approved the grant of warrants to purchase an aggregate of 41,534 shares of our common stock to certain contractors of our company for their prior and continued service to our company. These five-year warrants are exercisable at an exercise price of $0.50 per share.

On February 14, 2005, we issued a warrant to purchase 193,552 shares of common stock, at an exercise price of $0.05 per share, to TH Lee Putnam Ventures, L.P. (“THLPV”) and its affiliates in return for its agreement to extend its obligations under the capital contribution agreement, dated July 1, 2004, for a period of two years.

On September 7, 2005, we also authorized the granting of compensation warrants to certain members of our management, including Messrs. Drew Kronick, EVP Business Development, Wesley Fredenburg, Secretary and General Counsel, and certain other officers and key employees in consideration of their continued service to our company, totaling warrants for the purchase of 58,035 shares of our common stock. These five-year warrants are exercisable at an exercise price of $2.72 per share.

We created and issued our Series I Preferred, Series J Preferred, Series K Preferred and Series L Preferred, at our annual meeting on February 14, 2005. Descriptions of each of these series follow. Upon issuance of these securities, the holders of at least a two-thirds majority of the issued and outstanding Series I Preferred, Series J Preferred and Series K Preferred, voting as separate classes, consented to the amendment of the rights and preferences of each of the Series I Preferred, Series J Preferred and Series K Preferred, respectively, to (1) make them automatically convert into common stock upon the conversion of our Series B Preferred into common stock, and (2) remove the limitation on conversion into common stock which limited conversion to the extent that such conversion would result in the holder of the preferred stock, together with the holder’s affiliates, holding 40% or more of all of the outstanding capital stock of our company on an as-converted basis.

Series J Preferred: From March 2004 through July 2004, we entered into stock purchase agreements with 42 accredited investors to sell shares of Series J Preferred for aggregate consideration of approximately $12,000,000. The designation of this series was subsequently amended to provide for a mandatory conversion of such series of preferred stock into common stock upon the conversion of our Series B Preferred into common stock.

Series K Preferred: From August 2004 through December 2004, we entered into stock purchase agreements with four accredited investors to sell shares of Series K Preferred for aggregate consideration of approximately $14,777,200. The designation of this series was subsequently amended to provide for a mandatory conversion of such series of preferred stock into common stock upon the conversion of our Series B Preferred into common stock.

Series L Preferred: On December 21, 2004, we entered into stock purchase agreements with four accredited investors to sell 7,000,000 shares of Series L Preferred for aggregate consideration of approximately $7,000,000. Upon the conversion of 100% of the Series B Preferred into common stock, the Series L Preferred automatically be converted into common stock.

On February 15, 2005, all of the outstanding Series B Preferred shares were tendered for conversion into common stock. Upon conversion of the Series B Preferred, all outstanding classes of preferred stock of our company automatically converted into common stock at their respective conversion ratios.

We created our Series M Preferred on February 15, 2005, and issued 6,271,567 Series M Preferred upon tender of the Notes (described below) for conversion, including 54,471 PIK shares of Series M Preferred, as contemplated by the related purchase agreement. A description of this series follows.

Series M Preferred: On December 21, 2004, we entered into a purchase agreement with certain institutional and accredited investors, under which we issued 6% Convertible Notes (the “Notes”) in the aggregate principal amount of $21,000,000. Approximately $18,000,000 of the Notes were placed with three lead institutional investors and the remaining $3,000,000 of Notes were placed with THLPV and its affiliates, Vincent Wasik, our Chief Executive Officer and Chairman of the Board, and other accredited investors. The sale of the Notes extended from December 21, 2004 into January 2005. We sold an additional $1,910,000 in principal amount of the Notes on January 31, 2005 in a private placement to certain holders of our preferred stock. The Series M Preferred has rights that include cumulative PIK dividends of six percent per annum, preferences in liquidation, the right of conversion into common stock at $3.685 per share, and voting rights, including the right to vote with holders of common stock as well as to vote as a separate group to elect one director. In the event of any liquidation or winding up of our company, the holders of the Series M Preferred shall rank senior to the holders of the Series N Preferred and the Series O Preferred, and on parity with the holders of the Series P Preferred and will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Series M Preferred plus accrued and unpaid dividends.

As part of the payment for services rendered by TerraNova in facilitating the sale of the Series M Preferred, we sold to TerraNova for $3.685 warrants to purchase 97,693 shares of Series M Preferred. These TerraNova Warrants have a term of five years and may be exercised at any time prior to expiration by its holder for shares of Series M Preferred, with an exercise price per share equal to that of the Series M Preferred.

Pursuant to a stock purchase agreement entered into on April 28, 2005, we sold 2,544,097 shares of Series N Preferred for $3.685 per share for net proceeds of approximately $9,375,000. Each share of Series N Preferred is convertible into one share of our common stock, and had an initial conversion price of $3.685 per share subject to certain adjustments. The proceeds were to be used for general working capital needs. The Series N Preferred is entitled to receive a PIK dividend at the rate of six percent per annum of the Series N Preferred stated value of $3.685 per share. Upon any liquidation, dissolution or winding up of the Company the holders of the shares of Series N Preferred shall rank senior to the holders of the Common Stock and holders of the Series O Preferred, but junior to the holders of the Series M Convertible Preferred Stock and the Series P Preferred, as to such distributions, and shall be entitled to be paid an amount per share equal to the Series N Preferred stated value plus any accrued and unpaid dividends. The approval of shareholders holding at least 62.5% of the outstanding shares of the Series N Preferred is required for certain significant corporate actions, including mergers and sales of substantially all of our assets.

On July 20, 2005, we entered into stock purchase agreements for the sale of 1,400,000 shares of Series O Preferred in exchange for aggregate gross proceeds of approximately $5,600,000. The Series O Preferred is entitled to receive in preference to holders of all other classes of stock, other than holders of the Series M Preferred and the Series N Preferred, a PIK dividend at the rate of six percent per annum of the Series O Preferred stated value. Upon any liquidation, dissolution or winding up of the Company, the holders of the shares of Series O Preferred shall rank senior to the holders of the Common Stock, but junior to the holders of the Series M Convertible Preferred Stock, the Series N Convertible Preferred Stock and the Series P Preferred, as to such distributions, and shall be entitled to be paid an amount per share equal to the Series O Preferred stated value plus any accrued and unpaid dividends (the “Liquidation Preference”). In addition to being junior to the Series M Convertible Preferred Stock and Series N Convertible Preferred Stock from the standpoint of liquidation, the Series O Preferred also has reduced voting rights. For example, the approval of at least 62.5% of the outstanding shares of Series O Preferred is not required in order for us to merge, dispose of substantial assets, engage in affiliate transactions, pay dividends, authorize new stock options plans, license or sell our intellectual property or change the number members of our board of directors. Each of the shareholders has the right, at its option at any time, to convert any such shares of Series O Preferred into such number of fully paid and nonassessable whole shares of common stock as is obtained by multiplying the number of shares of Series O Preferred so to be converted by the liquidation preference per share and dividing the result by the conversion price of $4.00 per share, subject to certain adjustments.

On October 14, 2005, we entered into stock purchase agreements with one group of institutional investment funds and one accredited investor. The stock purchase agreements provide for the private placement of 3,099,513 shares of Series P Preferred in exchange for aggregate gross proceeds of approximately $10,352,370. The Series P Preferred has a term of three years and is entitled to receive a dividend at the rate of eight percent per annum of the Series P Preferred stated value, payable quarterly, in cash or PIK shares of Series P Preferred at our option. Effective July 3, 2006, the holders of Series P Preferred consented to reduce the dividend rate to six percent per annum. Under certain events of default, the interest rate will convert to 18%. To the extent that the issuance of such PIK shares would result in us issuing in excess of 20% of our outstanding common stock, the issuance will require the prior approval of our shareholders. Upon any liquidation, dissolution or winding up of our company, the investors of the shares of Series P Preferred will rank on parity with the holders of our Series M Preferred. Each of the investors has the right, at its option at any time, to convert any shares of Series P Preferred into shares of common stock at the conversion price of $3.34 per share subject to certain adjustments. At any time after the effective date of this registration statement and (i) prior to the termination date of the Series P Preferred, or (ii) upon a change of control, we shall have the right, but not the obligation, to redeem all or a portion of the shares of Series P Preferred by tendering to the investors 130% of the stated value of the outstanding Series P Preferred together with all accrued dividends. At the termination date of the Series P Preferred, we will have the right, but not the obligation, to redeem all or a portion of the shares of Series P Preferred by tendering to the investors 100% of the conversion price together with all accrued but unpaid dividends. In the event that we elect to redeem the Series P Preferred prior to the effectiveness of this registration statement, we may redeem the Series P Preferred by paying to the investors the greater of: (1) 130% of the outstanding stated value of the Series P Preferred plus accrued dividends, and (2) 100% of the stated value of the Series P Preferred plus all accrued dividends, plus 50% of the difference between the conversion price then in effect and the average closing price of our common stock for the 30 calendar days preceding such redemption. Each investor also received an A Warrant and B Warrant, each a warrant to purchase 20% of the amount of Series P Preferred purchased. The exercise of the A Warrant and B Warrant are subject to the prior approval of our stockholders. The exercise price for both warrants is $4.00, subject to adjustment. Additionally, the B Warrant is only exercisable in the event that this registration statement is not declared effective within 270 days of closing. Because the registration statement was declared effective within 270 days, the B Warrant is no longer exercisable. We have has the option to redeem the A Warrants in the event that our common stock maintains a closing price of at least $7.00 for twenty consecutive trading days.

On December 8, 2005, we awarded (1) a warrant to purchase 245,899 shares of common stock to Vincent Wasik, our Chief Executive Officer, (2) a stock option for the purchase of 450,000 shares of common stock to

Jeffrey Hendrickson, our President and Chief Operating Officer, (3) a stock option to purchase 100,000 shares of common stock Daniel DeFazio, our Chief Financial Officer, (4) a stock option for the purchase of 50,000 shares of common stock to Drew Kronick, our Executive Vice President, Sales, (5) a stock option for the purchase of 250,000 shares of common stock to Wesley Fredenburg, our Secretary and General Counsel, and (6) stock options for the purchase of an aggregate of 280,000 shares of common stock to other key employees. The foregoing warrant and options were issued under our 2004 Stock Incentive Plan. The warrant to Mr. Wasik vests to the extent of 100% on December 31, 2006. The options vest to the extent of 50% on December 31, 2006 and 50% on December 31, 2007. The warrant and the options are exercisable at $2.56 per share, which was the closing price of our common stock on the Nasdaq Stock Market on December 8, 2005. The warrant expires on December 8, 2010 and the options expire on December 8, 2008.

On December 12, 2005, under a settlement agreement and mutual release entered into as of December 7, 2005 with Banc of America Commercial Finance Corporation, Banc of America Leasing & Capital, LLC, John Hancock Life Insurance Company, Hancock Mezzanine Partners, L.P., Charles F. Short, III, Sidewinder Holdings, Ltd. and Sidewinder, N.A., Ltd , we issued 500,000 shares of common stock to accredited investors. We registered the resale of the common stock with the SEC. Additionally, if our common stock does not maintain a minimum price of at least $6.00 per share for five consecutive trading days during the 12-month period following the effective date of that registration statement, we will be required to deliver additional shares of common stock to achieve the original value of $6.00 per share. This registration statement covers the resale, in part, of those securities.

On July 3, 2006, under a stock purchase agreement, the Company issued 4,332,770 shares of Series Q Preferred Stock, which are convertible into an aggregate of 39,388,818 shares of the Company’s common stock. Of the amount of Series Q Preferred Stock issued, 4,000,000 shares were sold for $10.00 per share, and 332,770 were issued in consideration of services. In addition, the Company sold 75,000 units, each of which was comprised of (a) $1,000 aggregate principal amount at maturity of 12% Senior Secured Notes and (b) a warrant to purchase 345 shares of our common stock at an initial exercise price of $1.45 per share. In connection with the Company’s acquisition of CD&L Series A Preferred Stock, common stock and warrants, the Company issued 3,205 units. The Company also issued warrants to purchase 797,500 shares of common stock to the TH Lee Parties in consideration of services provided to the Company. The warrants issued to the TH Lee Parties are exercisable at $0.01 per share. On July 3, 2006, the Company issued 2,465,418 shares of common stock to an investor in CD&L, in exchange for the following securities of CD&L: 656,170 shares of CD&L Series A Preferred Stock; 328,084 shares of CD&L common stock; and a Warrant for the purchase of 84,375 shares of common stock of CD&L. The Company engaged Broadband Capital Management, LLC (“Broadband”) as lead agent in connection with the sale of the Series Q Preferred Stock and, in addition to cash compensation, issued to Broadband 55,840 shares of Series Q Preferred Stock. The Company engaged Jefferies & Company, Inc. (“Jefferies”) as lead agent in connection with sale of the units and, in addition to cash compensation, issued to Jefferies 102,680 shares of Series Q Preferred Stock.

On August 17, 2006, we issued (a) 71,942 shares of common stock and a five-year warrant for the purchase of 133,334 shares of common stock at $1.50 per share to Thomas E. Durkin, III, (b) 117,827 shares of common stock and a five-year warrant for the purchase of 133,333 shares of common stock at $1.50 per share to Paul V. Scura, (c) 13,981 shares of common stock and a five-year warrant for the purchase of 13,333 shares of common stock at $1.50 per share to P. Carter Rise, (d) 13,981 shares of common stock and a five-year warrant for the purchase of 13,333 shares of common stock at $1.50 per share to Denis Kelly, (e) 71,000 shares of common stock and a five-year warrant for the purchase of 93,334 shares of common stock at $1.50 per share to Robert Aiello, and (f) 13,981 shares of common stock and a five-year warrant for the purchase of 13,333 shares of common stock at $1.50 per share to Mathew Vertin. The issuance to Mr. Durkin was in consideration of advisory services in connection with the CD&L merger. Each of the other issuances was in consideration of the provision by Scura Rise Partners of advisory services in connection with the CD&L merger.

On August 22, 2006, the Company sold an additional 500,000 shares of Series Q Preferred Stock, which are convertible into an aggregate of 4,545,454 shares of the Company’s common stock, for $10.00 per share. In connection with such sale, we paid aggregate commissions totaling $372,000.

On November 7, 2006, Velocity Express Corporation (the “Company”) and Meritage Capital Advisors LLC (“Meritage”) entered into a letter agreement (the “2006 Letter Agreement”), pursuant to which the Company and Meritage agreed to amend certain terms of their letter agreement dated September 1, 2005 (the “2005 Letter Agreement”). Pursuant to the 2006 Letter Agreement, the Company agreed, as consideration for the financial advisory services Meritage provided to the Company pursuant to the 2005 Letter Agreement, to (i) pay to Meritage $150,000 in cash, (ii) issue 45,000 shares of the Company’s Series Q Convertible Preferred Stock $0.004 par value per share (the “Series Q Preferred”) and (iii) reimburse Meritage for certain out-of-pocket expenses. The Series Q Preferred are initially convertible into 9.0909 shares of the Company’s common stock, $0.004 par value per share (the “Series Q Conversion Shares”) at an initial conversion price of $1.10 per share, subject to adjustment. The issuance of the 45,000 shares of Series Q Preferred to Meritage and our agreement to register the resale of the Series Q Conversion Shares was initially disclosed in our Current Report on Form 8-K filed on July 10, 2006 and was previously approved by the Company’s stockholders in connection with the CD&L, Inc. acquisition and other related transactions. This registration statement covers the resale, in part, of the common stock underlying these shares, which are now owned by the applicable selling stockholders.

Each of the foregoing issuances was made in reliance upon the exemption provided in Section 4(2) and/or the safe harbor provided by Rule 506 of the Securities Act. Such securities are restricted as to sale or transfer, unless registered under the Securities Act, and certificates representing such securities contain restrictive legends preventing sale, transfer, or other disposition unless registered under the Securities Act. In addition, recipients of such securities received, or had access to, material information concerning Velocity Express, including, but not limited to, our reports on Form 10-K, Form 10-Q, and Form 8-K, as filed with the SEC, including amendments to such reports. Other than as noted above, no underwriting commissions or discounts were paid with respect to the issuances of such securities.

Item 16.	Exhibits and Financial Statement Schedule

(a) A list of exhibits filed with this registration statement is in the Exhibit Index that immediately precedes such exhibits and is incorporated by reference herein.

(b) Financial Statement Schedule.

FINANCIAL STATEMENT SCHEDULES

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts

Fiscal Years 2006, 2005 and 2004

(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions charged to cost, expenses, revenues	Deductions(1)	Balance at End of Period
Accounts receivable reserves:
2006	$9,879	$177	$6,783	$3,273
2005	4,743	8,028	2,892	9,879
2004	2,300	12,491	10,048	4,743

(1)	Write-off of accounts receivable determined to be uncollectible.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) that, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westport, State of Connecticut, on May 21, 2007.

VELOCITY EXPRESS CORPORATION

By:	/s/ VINCENT A. WASIK
Vincent A. Wasik
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the date indicated below.

Signature	Title	Date

/s/ VINCENT A. WASIK Vincent A. Wasik	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	May 21, 2007

/s/ EDWARD W. STONE Edward W. Stone	Chief Financial Officer (Principal Financial and Accounting Officer)	May 21, 2007

* James Brown	Director	May 21, 2007

* Alex Paluch	Director	May 21, 2007

* Richard A. Kassar	Director	May 21, 2007

* Leslie E. Grodd	Director	May 21, 2007

* John J. Perkins	Director	May 21, 2007

Edward W. Stone, by signing his name hereto, does sign and execute this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 on behalf of each of the above named officers and directors of the registrant on this 21st day of May, 2007, pursuant to powers of attorney executed on behalf of each of such officers and directors previously filed with the Securities and Exchange Commission.

By:	/S/ EDWARD W. STONE	as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.1	Merger Agreement, dated September 8, 1999, by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp. (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 8, 1999).

2.2	Amendment No. 1 to Merger Agreement, dated September 22, 1999, by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp. (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 8, 1999).

2.3	Amendment No. 2 to Merger Agreement, Settlement and General Release Agreement, dated August 2, 2001, by and among Corporate Express, Inc., successor by merger to CEX Holdings, Inc., Velocity Express, Inc. f/k/a Corporate Express Delivery Systems, Inc., and United Shipping & Technology, Inc. (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed November 13, 2001).

2.4	Agreement and Plan of Merger, dated July 3, 2006, by and among Velocity Express Corporation, CD&L Acquisition Corp., a wholly-owned subsidiary of Velocity Express Corporation, and CD&L, Inc., (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

3.1	Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed November 21, 2006).

3.2	Bylaws of Velocity Express Corporation (incorporated by reference from the Company’s Current Report on Form 8-K, filed January 9, 2002).

4.1	Specimen form of common stock certificate (incorporated by reference from the Company’s Annual Report on Form 10-K, filed September 27, 2002).

4.2	Indenture, dated July 3, 2006, between Velocity Express Corporation and Wells Fargo Bank, N.A., as trustee, with respect to the Company’s 12% Senior Secured Notes due 2010 (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.3	Supplemental Indenture, dated as of August 17, 2006, among the Company, Wells Fargo Bank, N.A., as trustee, and the Subsidiary Guarantors named thereto (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.4	Second Supplemental Indenture, dated as of December 22, 2006, among the Company, Wells Fargo Bank, N.A., as trustee, and the Subsidiary Guarantors named thereto (incorporated by reference from the Company’s Current Report on From 8-K filed on December 27, 2006).

4.5	Security Agreement, dated July 3, 2006, by Velocity Express Corporation and the Subsidiary Guarantors named therein, to and in favor of Wells Fargo Bank, N.A., as trustee (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.6	Amended Security Agreement, dated August 17, 2006, by Velocity Express Corporation and the Subsidiary Guarantors named therein, to and in favor of Wells Fargo Bank, N.A., as trustee (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed May 15, 2007).

4.7	Form of Warrant issued together with the 12% Senior Secured Notes due 2010 (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.8	Form of Warrant issued in connection with services (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.9	Form of Common Stock Warrant between Velocity Express Corporation and management, dated February 12, 2004 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed May 11, 2004).

Exhibit Number	Description
4.10	Registration Rights Agreement, dated July 3, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series Q Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

4.11	Registration Rights Agreement, dated December 21, 2004, between Velocity Express Corporation and the Investors named therein with respect to the Series M Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed December 27, 2004).

4.12	Registration Rights Agreement, dated April 28, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series N Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed May 4, 2005).

4.13	Registration Rights Agreement, dated July 18, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series O Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 26, 2005).

4.14	Registration Rights Agreement, dated October 14, 2005, between Velocity Express Corporation and the Investors named therein with respect to the Series P Convertible Preferred Stock (incorporated by reference from the Company’s Current Report on Form 8-K, filed October 20, 2005).

4.15	Stock Purchase Warrant to purchase up to 193,552 shares of common stock issued to TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC, dated December 21, 2004 (incorporated by reference from the Company’s Annual Report on Form 10-K, filed December 23, 2004).

4.16	Warrant to purchase up to 4,000 shares of common stock issued to BLG Ventures, LLC, dated August 23, 2001 (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed November 13, 2001).

4.17	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series Q Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.18	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series M Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.19	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series N Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.20	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series O Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

4.21	Amendment No. 1 to the Registration Rights Agreement, dated October 19, 2006, between Velocity Express Corporation and the Investors named therein with respect to the Series P Convertible Preferred Stock (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed February 13, 2007).

5.1	Opinion of Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary of the Company.*

10.1	1995 Stock Option Plan (incorporated by reference from the Company’s Quarterly Report on Form 10-QSB, filed February 15, 2000).

Exhibit Number	Description
10.2	1996 Director Stock Option Plan, as amended (incorporated by reference from the Company’s Quarterly Report on Form 10-QSB, filed February 15, 2000).

10.3	2000 Stock Option Plan (incorporated by reference from the Company’s Definitive Schedule 14A, filed May 8, 2000).

10.4	2004 Stock Incentive Plan (incorporated by reference from the Company’s Definitive Schedule 14A, filed January 31, 2005).

10.5	Form of non-qualified stock option issued to employees as of June 2000 (incorporated by reference from the Company’s Annual Report on Form 10-KSB, filed September 29, 2000).

10.6	Form of Incentive Stock Option Agreement, dated October 29, 2001, between United Shipping & Technology, Inc., and management (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed May 3, 2002).

10.7	Employment Agreement, dated November 28, 2001, between Velocity Express, Inc. and Andrew B. Kronick (incorporated by reference from the Company’s Annual Report on Form 10-K, filed December 23, 2004).

10.8	Employment Agreement, dated March 6, 2006, between Velocity Express Corporation and Edward W. Stone, Jr. (incorporated by reference from the Company’s Current Report on Form 8-K, filed March 7, 2006).

10.9	Contractor Services Agreement, between Velocity Express Corporation and MCG Global, LLC (incorporated by reference from the Company’s Annual Report on Form 10-K, filed December 23, 2004).

10.10	Agency Agreement, dated May 25, 2004, between Velocity Express, Inc. and Peritas, LLC (incorporated by reference from the Company’s Annual Report on Form 10-K, filed December 23, 2004).

10.11	Reimbursement Agreement, dated June 29, 2006, between Velocity Express Corporation and TH Lee Putnam Ventures (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 6, 2006).

10.12	Purchase Agreement for 12% Senior Secured Notes and Warrants, dated July 3, 2006, between Velocity Express Corporation, the guarantors and purchasers named therein (incorporated by reference from the Company’s Current Report on Form 8-K/A, filed September 19, 2006).

10.13	Unit Purchase Agreement, dated July 3, 2006, by and among Velocity Express Corporation, the guarantors named therein and Exeter Capital Partners IV, L.P. (incorporated by reference from the Company’s Current Report on Form 8-K, filed July 10, 2006).

10.14	Stock Purchase Agreement, dated as of July 3, 2006, for Series Q Preferred Stock, between Velocity Express Corporation and the Purchasers named therein (incorporated by reference from the Company’s Current Report on Form 8-K/A, filed September 19, 2006).

10.15	Stock Purchase Agreement to purchase up to 500,000 additional shares of Series Q Convertible Preferred Stock, dated August 17, 2006, between Velocity Express Corporation and the purchasers named therein (incorporated by reference from the Company’s Current Report on Form 8-K, filed August 23, 2006).

10.16	Settlement Agreement and Mutual Release, dated December 2005, by and among Velocity Express, Inc., formerly known as Corporate Express Delivery Systems, Velocity Express Corporation, Banc of America Commercial Finance Corporation, Banc of America Leasing & Capital, LLC, John Hancock Life Insurance Company, Hancock Mezzanine Partners, L.P., Charles F. Short, III, Sidewinder Holdings, Ltd. and Sidewinder, N.A., Ltd. (incorporated by reference from the Company’s Current Report on Form 8-K, filed December 13, 2005).

Exhibit Number	Description
10.17	Credit Agreement, dated as of December 22, 2006, among the Company, the Subsidiary Guarantors named thereto, Wells Fargo Foothhill, Inc., as arranger and administrative agent, and the several banks and other financial institutions or entities from time to time parties to the Credit Agreement (incorporated by reference from our Current Report on From 8-K filed on December 27, 2006).

10.18	Security Agreement, dated December 22, 2006, among the Company, Wells Fargo Foothhill, Inc. and the Subsidiary Guarantors named thereto (incorporated by reference from our Current Report on Form 8-K filed on December 27, 2006).

10.19	Intercompany Subordination Agreement dated, as of December 22,2006, among the Company, the Subsidiary Guarantors named thereto and Wells Fargo Foothill, Inc. (incorporated by reference from our Current Report on Form 8-K filed on December 27, 2006).

10.20	Contribution Agreement, dated as of December 22, 2006, among the Company and the Subsidiary Guarantors named thereto (incorporated by reference from our Current Report on Form 8-K/A filed on January 5, 2007).

10.21	Intercreditor Agreement, dated as of December 22, 2006, among the Company, the Subsidiary Guarantors named thereto, Wells Fargo Bank, N.A., as trustee, and Wells Fargo Foothill, Inc. (incorporated by reference from our Current Report on Form 8-K/A filed on January 5, 2007).

10.22	Waiver to Credit Agreement, dated as of May 14, 2007, by and among Velocity Express Corporation, the lenders party thereto and Wells Fargo Foothill, Inc., as arranger and administrative agent (incorporated by reference from the Company’s Quarterly Report on Form 10-Q, filed May 15, 2007).

21.1	Subsidiaries (incorporated by reference from the Company’s Annual Report on Form 10-K, filed October 13, 2006).

23.1	Consent of UHY LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3	Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm.

23.4	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.5	Consent of Mark T. Carlesimo, Executive Vice President, General Counsel and Secretary (included in Exhibit 5.1).

24.1	Powers of Attorney.*

*	Previously filed.